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Pan American Silver corrects error in February 14, 2017 earnings release

All amounts are expressed in US$ unless otherwise indicated. Financial information is based on International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board. Results are unaudited.

This news release refers to measures that are not generally accepted accounting principle ("Non-GAAP") financial measures, including adjusted earnings (losses). Please refer to the section titled "Alternative Performance (non-GAAP) Measures" contained in this news release for further information on these measures.

Vancouver, B.C. - February 15, 2017 - Pan American Silver Corp. (NASDAQ: PAAS; TSX: PAAS) (“Pan American”, or the “Company”) today reported that the press release issued by Pan American Silver Corp. on February 14, 2017 announcing unaudited results for the fourth quarter ended December 31, 2016 (“Q4 2016”) and full year 2016 contained an error.
The error related to adjusted earnings (a non-GAAP measure) for the fourth quarter of 2016 ("Q4 2016") and for the full 2016 year. The error is due to net realizable value adjustments on the heap pad inventory at the Dolores mine. The impact of this error, after adjusting for the effect on taxes, was to overstate adjusted earnings for Q4 2016 and for the full 2016 year by $8.6 million.

After correcting this error, adjusted earnings for Q4 2016 were $19.0 million, or $0.12 per share (previously reported as $27.5 million, or $0.18 per share). For the full 2016 year, adjusted earnings were $86.6 million, or $0.57 per share (previously reported as $95.2 million, or $0.63 per share).

There is no change to the Company's reported unaudited net earnings of $22.3 million and $101.8 million for Q4 2016 and full year 2016, respectively, or any other financial information contained in the February 14, 2017 press release.

About Pan American Silver
Pan American Silver Corp. is one of the largest primary silver producers in the world. We own and operate seven mines located in Mexico, Peru, Argentina and Bolivia. Pan American also owns several development projects in the USA, Mexico, Peru and Argentina. Our vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. The Company is headquartered in Vancouver, B.C. and our shares trade on NASDAQ and the Toronto Stock Exchange under the ticker "PAAS".
For more information, visit: www.panamericansilver.com.

For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com

Alternative Performance (Non-GAAP) Measures

In this press release we refer to Adjusted earnings (loss), and adjusted earnings (loss) per share, which are measures that are not generally accepted accounting principle ("non-GAAP") financial measures. The Company believes that these measures better reflect normalized earnings as they eliminate items that may be volatile from period to period relating to positions that will settle in future periods, and items that are non-recurring. These measures are widely used in the mining industry as a benchmark for performance, but do not have a standardized meaning as prescribed by IFRS as an indicator of performance, and may differ from methods used by other companies with similar descriptions.

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